Exhibit 99.1

Dominion Diamond Corporation Announces Sable Project Preliminary Economic Assessment Results

  11.7 million carats in Indicated Mineral Resources
  Post-tax IRR of 17.3%
  Capital and operational synergies with Jay Project

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--September 10, 2015--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) is pleased to announce positive results of a preliminary economic assessment (“Sable PEA”) of the Sable kimberlite pipe deposit located within the Core Zone Joint Venture property in Canada’s Northwest Territories, in which the Company holds an 88.9% interest.

Sable is a fully-permitted undeveloped deposit on the Ekati property, with a rapid development timeline and potential capital and operating synergies with the Jay Project. Sable and Jay could share haul trucks, loading equipment, and support equipment during development and operations. Combining Sable with Jay would also provide increased mine planning and processing flexibility.

The Sable pipe is located beneath Sable Lake, 17 kilometres north-northwest of the existing Ekati mine infrastructure. The Sable Project will require construction of an access road, site infrastructure, and sedimentation pond allowing Sable Lake to be dewatered ahead of the start of pre-stripping operations, and is fully permitted under existing Land Use Permits, a Water License, and a Fisheries Act Authorization.

The Sable PEA evaluated the development of the Sable pipe concurrently with the Jay Project. Incorporating production from Sable into the previously announced Jay Project would supply ore to the existing Ekati process plant at its full capacity until 2033 (with Sable mining ending in 2027). Sable would provide an additional high value ore source for the Ekati mine, allowing for optimal mine sequencing and operational flexibility to maximize the value of the Ekati operation. The Sable Project was evaluated as an incremental development opportunity together with the Jay Project, and does not change the previously estimated mineral reserves and resources of the Jay pipe.

The Sable PEA includes in its evaluation the results of a reverse-circulation drilling campaign conducted during the prior winter. A total of 8 holes were drilled at approximately 24 inches in diameter, for a total of 1,535 tonnes sampled. The Ekati Bulk Sample Plant processed the drill hole interval samples and a total of 1,210 carats were recovered at a 1.0mm bottom cut-off. The Company utilized quality control and assurance protocols for each sampling interval and data verification was undertaken on all geological, geotechnical, survey and bulk density data collected. Security procedures were established to ensure limited access to the sample collection areas and sample plant tailings samples were collected for future audit purposes in verifying the recovery process. Dominion compiled and prepared the Sable PEA with the assistance of its consultants Kleingeld, Young and Partners (“KYP”) and Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd.

The key financial and project highlights of the Sable PEA are as follows:

Key Financial and Project Highlights
Mined Waste	104.4 million tonnes
Mined Kimberlite	12.1 million tonnes
Strip Ratio	8.6
Recovered Carats	9.0 million carats
Recovered Grade	0.8 carats per tonne
Initial Development Capital	US$147.4 million[1]
Sustaining Capital	US$20.3 million[1]
Base Case Diamond Price	US$190 per carat[2]
Post-tax NPV (incremental)	US$233 million[3]
Real Discount Rate	7%
Mine Operational Life	10 years
Post-tax IRR	17.3%[3]

Note: All US$ figures refer to unescalated 2015 United States dollars and, except for NPV and IRR, are on a 100% basis. All tonne totals refer to dry metric tonnes.

1. This estimate is at an assumed exchange rate of 1.25 CA$/US$ in calendar 2015 and thereafter, and includes a US$21.1M contingency. The primary capital development cost is expected to be the construction of the haulage road, rock dikes and site infrastructure, and the procurement of the mining equipment fleet. Pre-stripping capital is excluded.

2. Using the average prices from the Company’s June 2015 diamond sales, diamond valuation data from the 1996 and 2015 drilling program parcels, and the diamond recovery cut-off of the Ekati processing plant as at June 2015 (1.0 mm cut-off), KYP has modeled the diamond price for Sable to be approximately US$190 per carat (in 2015 USD). Price forecasts for the Sable PEA are inclusive of a real 2.5% annual escalation from the average 2015 price over the life of the mine. The 2.5% escalation price forecast is based on the Company’s analysis of long term supply-demand balance in the diamond market.

3. Company’s share of NPV and the project IRR, after taxes/royalties and unleveraged. Taxes are calculated on a stand-alone basis. Key applicable taxes assumed include a 13% Northwest Territories royalty rate and 26.5% statutory income tax rate. The Company owns an 88.9% interest in the Core Zone property, and a 65.3% interest in the Buffer Zone property. The Sable PEA evaluated the Sable Project as an incremental development opportunity at the Ekati Diamond Mine inclusive of the Jay Project (located in the Buffer Zone), and the NPV calculation represents the Company’s share of the incremental NPV. The incremental NPV analysis includes the positive cashflow effects of the Sable project, while also factoring in a delay in Jay ore processing and additional years of fixed operating costs. In January 2015, the Company announced the results of a pre-feasibility study on the Jay kimberlite pipe (“Jay PFS”) and reported a Mineral Reserve and Mineral Resource estimate for the Jay Project. The Jay PFS evaluated the development of the Jay Project as a stand-alone open pit operation. The Company is continuing to pursue the required regulatory approvals for the Jay Project.

4. The Sable PEA is preliminary in nature and is based solely on Indicated Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Dominion is also pleased to report an updated Mineral Resource estimate for the Sable pipe. The table below summarizes the Mineral Resources expressed in millions of tonnes, carats per tonne and millions of carats.

Sable Mineral Resources at Ekati Diamond Mine (100% basis)

Kimberlite pipes			MEASURED RESOURCES			INDICATED RESOURCES			INFERRED RESOURCES
Zone location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Sable	Core	OP	-	-	-	15.4	0.8	11.7	0.3	0.8	0.3

Notes:

1. Mineral resources have an effective date of August 2015.

2. Mineral resources are reported on a 100% basis, at a 1.0 mm cut-off (diamonds retained on a 1.00 mm slot screen). The Company has an 88.9% interest in the Core Zone joint venture.

3. Mineral resources have been classified using a rating system that considers drill hole spacing, volume and moisture models, grade, internal geology and diamond valuation, mineral tenure, processing characteristics and geotechnical and hydrogeological factors.

4. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5. Mineral resources are reported in accordance with the CIM Definition Standards.

6. Total carats may not sum due to rounding of tonnage and grade in accordance with reporting guidelines.

Next steps
The Sable PEA is based on the capacity and recovery of the Ekati Process Plant as configured in June 2015, and does not include any results from the diamond liberation initiative that the Company began in July 2015. Dominion is currently advancing a Sable Pre-Feasibility Study which could include the impact of these changes on the mine plan, once they have been fully tested and if the positive results are confirmed.

The Company’s timetable for the development of Sable is based on the estimated start of construction in the first half of 2016. Construction of the rock dams and site infrastructure would then be expected to take place in 2017, dewatering and pre-stripping in 2018, and mining and processing of kimberlite by 2019.

Qualified Person
The scientific and technical information contained in this press release has been prepared and verified by Dominion, operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. For further details and information concerning the Company’s mineral reserves and resources at the Ekati Diamond Mine, please refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of January 31, 2015, which can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

Forward-Looking Information
Certain information included herein that is not current or historical factual information, including information about estimated mine life and other development plans regarding mining activities at the Ekati Diamond Mine, estimated economics of the Sable pipe, estimated mineral resources, projected capital costs, future diamond prices and potential synergies with the Jay Project constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “estimate”, “predict”, “continue”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine; mining, production, construction and exploration activities at the Ekati Diamond Mine; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures related to bring the Sable pipe into production, required operating and capitals costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Ekati Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca